EXHIBIT 21.1

Subsidiaries of the Company

The following is a list of Lincoln Educational Services Corporation’s subsidiaries as of December 31, 2008:

Name	Jurisdiction

Lincoln Technical Institute, Inc. (wholly owned)	New Jersey

New England Acquisition LLC (wholly owned)	Delaware

Southwestern Acquisition LLC (wholly owned)	Delaware

Nashville Acquisition, LLC (wholly owned through Lincoln Technical Institute, Inc.)	Delaware

Euphoria Acquisition, LLC (wholly owned through Lincoln Technical Institute, Inc.)	Delaware

New England Institute of Technology at Palm Beach, Inc. (wholly owned through Lincoln Technical Institute, Inc.)	Florida

LCT Acquisition, LLC (wholly owned through Lincoln Technical Institute, Inc.)	Delaware

Florida Acquisition, LLC (wholly owned)	Delaware

ComTech Services Group Inc. (wholly owned through Lincoln Technical Institute, Inc.)	New Jersey